

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2021

Barry Sytner
Chief Executive Officer
Yijia Group Corp.
30 N Gould St., Suite 22545
Sheridan, WY 82801

> **Re: Yijia Group Corp.**
> **Post-Effective Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 18, 2021**
> **File No. 333-259600**

Dear Ms. Sytner:

We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post-Effective Amendment No.1 to Registration Statement on Form S-1

Prospectus Cover Page, page 3

1. We note your disclosure that "Selling Stockholders shall sell their common shares at a fixed price of $.14 per common share unless and until our shares are quoted on the OTC Bulletin Board, the OTCQX, the OTCQB or listed on an alternative trading system or a national securities exchange." In doing so, it appears that you are relying on Securities Act Rules Compliance and Disclosure Interpretation (CD&I) 139.13 when you state that the resale may be at the fixed price until your shares are "listed on an alternative trading system." However, to rely on this CD&I, this must be an equity line transaction, and it does not appear that your resale transaction is an equity line transaction. As such, please amend this filing to remove any references to an alternative trading system in connection with your disclosure fixing a price for the offering.

<u>General</u>

2.   It appears from the PCAOB's public website that the registration status of your
        auditor, Exelient PAC, is "Withdrawal Pending." Pursuant to Section 102 of the
        Sarbanes-Oxley Act and PCAOB Rule 2100, all public accounting firms that prepare or
        issue audit reports with respect to any issuer, as defined, must register with the PCAOB.
        While a withdrawal request is pending, the firm may not thereafter engage in the
        preparation or issuance of an audit report for any such issuer. See PCAOB Rule 2107.
        Please clarify the status of your auditor and what has transpired with the PCAOB, and tell
        us how you believe the financial statements in your registration statement are in
        compliance with the applicable rules. Please be as detailed as necessary in your
        explanation.

        We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

        Please contact Jennie Beysolow at (202) 551-8108 or Katherine Bagley at (202) 551-
2545 with any questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Trade & Services

cc: Jody Walker